Exhibit 99.1


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                      ELSCINT LIMITED ANNOUNCES RESULTS OF
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS


      Tel-Aviv, Israel - March 23, 2005 - Elscint Limited (NYSE: ELT) (the "Company") today announced the results of the Annual General Meeting of its shareholders, held on Wednesday, March 23, 2005, in Tel-Aviv, Israel.

      At the meeting, all of the proposals set forth in the Company's proxy statement dated February 24, 2005 sent to the Company's shareholders in connection with the meeting (the "Proxy Statement") were approved by the required majorities. For further information concerning the proposals, please refer to the Proxy Statement.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the commercial and entertainment center at Herzlia Marina in Israel.

Any forward looking statements with respect to Elscint's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of Elscint's accounting policies, as well as certain other risk factors which are detailed from time to time in Elscint's filings with the Securities and Exchange Commission.

Company Contact:                    Investor Contact:
Marc Lavine, Adv.                   Rachel Levine
Elscint Ltd.                        The Anne McBride Co.
+972-3-608-6011                     +212-983-1702 x207
mlavine@elscint.net                 rlevine@annemcbride.com